July 3, 2014

By Hand and EDGAR

United States Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F Street N.E.,

            Washington, D.C. 20549.

Attention:	J. Nolan McWilliams Attorney-Advisor

Re:	Fiat Investments N.V. Registration Statement on Form F-4

Dear Mr. McWilliams:

On behalf of our client, Fiat Investments N.V. (the “Registrant”), we are writing to respond to the letter, dated July 2, 2014 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced confidential draft registration statement on Form F-4 (the “Draft Registration Statement”). We are including with this letter hard copies of the publicly filed Registration Statement on Form F-4 (the “Registration Statement), marked to reflect changes to the Draft Registration Statement submitted confidentially on July 1, 2014.

Exhibit 5.1

1.	We note your response to our prior comment 6 and reissue. Counsel’s statement that any issue of liability regarding the opinion will be governed by Dutch law appears to be inconsistent with Section 14 of the Securities Act. Please have counsel revise accordingly. Similarly please have counsel revise the last sentence on page 2 of Exhibit 8.3 regarding liability under English law.

Response:

In response to the Staff’s comment, Dutch counsel and U.K. tax counsel to the Registrant have revised their respective legal opinions filed in connection with the Registration Statement. Specifically, Dutch counsel has revised its opinion in a manner consistent with Exhibit 5 opinions delivered in similar transactions by Dutch counsel, including recent filings made by CNH Industrial N.V. and Reed Elsevier N.V.

Securities and Exchange Commission July 3, 2014	-2-

2.	Refer to Sections 5.1 and 5.2 of Schedule 2 on page 7 in which it appears that counsel is assuming that the Common Shares and Special Voting Shares will be fully paid. Please have counsel remove such assumptions as it is inappropriate to assume conclusions of law that are necessary for rendering its opinion.

Response:

Dutch counsel to the Registrant respectfully notes to the Staff that these provisions of its legal opinion relate to assumptions of fact necessary to make the legal conclusion that the shares will be fully paid, and such an assumption is appropriate in light of the fact that the opinion must speak to shares that will not be issued until the closing of the Merger. Specifically, under Dutch law, when shares are issued, one fact that counsel would need to ascertain is that there are sufficient reserves of the Company on the date the shares are issued. Given that this is a factual question that must be ascertained at a future point in time, the Registrant respectfully submits that Dutch counsel’s assumption is in line with the Staff’s position in Staff Legal Bulletin 19, dated October 14, 2011, where the Staff noted that in the context of a shelf registration statement, it would be acceptable to include assumptions regarding the future issuance of securities. Consequently, Dutch counsel has not removed these assumptions of fact that underlie the conclusions of law necessary to render their legal opinion.

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The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

Securities and Exchange Commission July 3, 2014	-3-

cc:	Sonia Bednarowski
Linda Cvrkel
Claire Erlanger
(Securities and Exchange Commission)

Richard K. Palmer
Alessandro Gili
Giorgio Fossati
(Fiat S.p.A.)